BluMartini, Inc.

Financial Statements

December 31, 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

BLUMARTINI, INC.

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
BluMartini, Inc.
Fremont, California

We have reviewed the accompanying financial statements of BluMartini, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from June 6, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

August 6, 2018
Glen Allen, Virginia

> **Certified Public
Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

BLUMARTINI, INC.

Balance Sheet
December 31, 2017

<u>Assets</u>

Current assets:

Cash	$	1,488
Website development costs, net		7,430
Total assets	$	8,918

<u>Liabilities and Stockholders' Equity</u>

Liabilities	$	-

Stockholders' equity:

Common stock; no par value; 100,000 shares authorized, issued, and outstanding	68,962
Additional paid-in capital	31,038
Accumulated deficit	(91,082)
Total stockholders' equity	8,918
Total liabilities and stockholders' equity	$ 8,918

See report of independent accountants and accompanying notes to financial statements.

BLUMARTINI, INC.

Statement of Operations
For the period from June 6, 2017 (inception) to December 31, 2017

Revenue	$	-
Operating expenses:		
Design and development		40,258
Stock compensation expense		31,038
Advertising		13,575
General and administrative expenses		4,120
Amortization expense		1,413
Professional fees		678
Total operating expenses		91,082
Net loss	$	(91,082)

See report of independent accountants and accompanying notes to financial statements.

BLUMARTINI, INC.

Statement of Changes in Stockholders' Equity
For the period from June 6, 2017 (inception) to December 31, 2017

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance June 6, 2017	-	$ -	$ -	$ -	$ -
Issuance of common stock	100,000	68,962	-	-	68,962
Stock compensation expense	-	-	31,038	-	31,038
Net loss	-	-	-	(91,082)	(91,082)
Balance December 31, 2017	100,000	$ 68,962	$ 31,038	$ (91,082)	$ 8,918

See report of independent accountants and accompanying notes to financial statements.

BLUMARTINI, INC.

Statement of Cash Flows
For the period from June 6, 2017 (inception) to December 31, 2017

Cash flows from operating activities:		
Net loss	$	(91,082)
Adjustments to reconcile net loss to net cash from operating activities:		
Amortization expense		1,413
Stock compensation expense		31,038
Net cash used in operating activities		(58,631)
Cash flows used in investing activities:		
Payments on website development		(8,843)
Cash flows provided by financing activities:		
Payments received from issuance of common stock		68,962
Net change in cash		1,488
Cash, beginning of period		-
Cash, end of period	$	1,488

See report of independent accountants and accompanying notes to financial statements.

BLUMARTINI, INC.

Notes to Financial Statements

1.   Summary of Significant Accounting Policies:

Nature of Business: BluMartini, Inc. (the "Company") was founded on June 6, 2017 and operates out of Fremont, California.   The Company currently operates a stock trading platform.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Capitalization of Website Development Costs: The Company accounts for costs incurred associated with the development of their website in accordance with FASB guidance, ASC 350-50, Website Development Costs. Certain costs associated with the development of a website application and infrastructure may be capitalized as incurred. These costs are amortized over their expected benefit period which is three years. The Company capitalized $8,843 related to website development costs during 2017. Amortization expense for 2017 was $1,413.

Capitalization of Software Development Costs: Research and development costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is computed on the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

During 2017, the Company did not capitalize any product development costs. The Company expensed research and development costs of $40,258 during 2017.

1. **Summary of Significant Accounting Policies, Continued:**

Stock-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statement of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $13,575 for 2017.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through August 6, 2018, the date the financial statements were available to be issued, and has determined that no disclosures are necessary.

2. **Stockholders' Equity:**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue up to 100,000 shares of common stock with no par value. During 2017, the Company issued 100,000 shares of common stock at $1.00 per share to the founders of the Company. The founders paid $68,962 for the shares issued with the remaining $31,038 being recorded as stock based compensation.

BLUMARTINI, INC.

Notes to Financial Statements, Continued

3.   **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $67,000 at December 31, 2017, available to offset future taxable income in the U.S. which begin to expire in 2035.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.